INCORPORATED UNDER THE
LAWS OF THE STATE OF DELAWARE

CLASS B COMMON STOCK
PAR VALUE $.01 PER SHARE

NUMBER
CB-XXX-

SHARES
-SPECIMEN-

THIS CERTIFICATE IS TRANSFERABLE IN
JERSEY CITY, NJ, NEW YORK, NY
AND PITTSBURGH, PA

CUSIP 210795 30 8
SEE REVERSE FOR CERTAIN DEFINITIONS



Continental Airlines, Inc.

This certifies that

------------SPECIMEN---------

is the owner of

FULLY PAID AND NON-ASSESSABLE SHARES OF THE CLASS B COMMON STOCK OF

Continental Airlines, Inc. (hereinafter and on the back hereof called the "Corporation") transferable on the books of the Corporation by the holder hereof in person or by its duly authorized attorney upon surrender of this certificate properly endorsed. This certificate and the shares represented hereby are issued and shall be held subject to the provisions of the laws of the State of Delaware and to all of the provisions of the Restated Certificate of Incorporation and the By-Laws of the Corporation, as amended from time to time (copies of which are on file at the office of the Transfer Agent), to all of which the holder of this certificate by acceptance hereof assents. This certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of the Corporation's duly authorized officers.

Dated:

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

SENIOR VICE PRESIDENT, GENERAL COUNSEL,
SECRETARY AND CHIEF COMPLIANCE OFFICER

COUNTERSIGNED AND REGISTERED:
MELLON INVESTOR SERVICES LLC
TRANSFER AGENT
AND REGISTRAR

BY

AUTHORIZED SIGNATURE



Continental Airlines, Inc.

The Corporation will furnish without charge to each stockholder who so requests, a statement of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

VOTING RESTRICTIONS: The rights of persons who are not "Citizens of the United States" (as defined in 49 U.S.C. 40102(a)(15), as now in effect or as hereafter amended) to vote the securities represented by this certificate are subject to certain restrictions contained in the Amended and Restated Certificate of Incorporation and By-Laws of the Corporation, copies of which are on file at the principal executive offices of the Corporation.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM — as tenants in common
TEN ENT — as tenants by the entireties
JT TEN — as joint tenants with right
of survivorship and not as tenants
in common

UNIF GIFT MIN ACT — _____ Custodian _____
　　　　　　　　　　　　(Cust)　　　　　　　(Minor)
under Uniform Gifts to Minors
Act _____
　　　　(State)

Additional abbreviations may also be used though not in the above list.

For value received, _____ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

_____

_____
PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE

_____

_____

_____ Shares

of capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

_____ Attorney

to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.

Dated _____

X _____
　　　　　　　　　(SIGNATURE)

X _____
　　　　　　　　　(SIGNATURE)

NOTICE:
THE SIGNATURE(S) TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME(S) AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN "ELIGIBLE GUARANTOR INSTITUTION" AS DEFINED IN RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

SIGNATURE(S) GUARANTEED BY: